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                          April 16, 2024

       David Villarreal
       Chief Executive Officer
       Safe & Green Development Corp
       990 Biscayne Blvd., #501, Office 12
       Miami, FL 33132

                                                        Re: Safe & Green
Development Corp
                                                            Registration
Statement on Form S-1
                                                            Filed April 9, 2024
                                                            File No. 333-278565

       Dear David Villarreal:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Melissa Palat Murawsky